ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

SUMMARIZED MINUTE OF THE MEETING OF THE BOARD OF DIRECTORS OF AUGUST 31, 2023

DATE AND TIME: On August 31, 2023, at 9:00 a.m.

CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM: The totality of the members elected, with the attendance of the Board members as permitted by item 6.7.1. of the Bylaws.

RESOLUTIONS UNANIMOUSLY MADE:

1. **DANIELA PEREIRA BOTTAI**, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP-SP) No. 15.834.790-0, and enrolled in Individual Taxpayer's Registry (CPF) under No. 142.407.238-76, domiciled in the city and state of São Paulo (SP), at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1o. andar, Parque Jabaquara, CEP 04344-902, and **VINÍCIUS SANTANA**, Brazilian, married, mathematician, bearer of Identity Card (RG-SSP-SP) No. 30.974.516-0, and enrolled in Individual Taxpayer's Registry (CPF) under No. 286.045.658-92, domiciled in the city and state of São Paulo (SP), at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, CEP 04344-902 were elected for the position of Officers for the current annual term of office that will remain in force until the elected members take office at the Board of Directors' Meeting following the 2024 Annual General Stockholders' Meeting.

1.1 It was recorded that the elected Officers: (i) have submitted the documents that support the meeting of prior eligibility conditions provided for in Articles 146 and 147 of Law No. 6,404/76 and in the regulation in force, particularly Resolution No. 4,970/21 of the National Monetary Council ("CMN") and Attachment K to Resolution No. 80/22 of the Brazilian Securities and Exchange Commission ("CVM"), including the clearance certificates, with all documents filed at the Company's headquarters; and (ii) will be vested in the position following approval of her election by the Central Bank of Brazil ("BACEN").

2. It was recorded that (i) the responsibility for the Anti-Money Laundering (AML) – Law No. 9,613/98 and specific regulation is hereinafter to be assumed by Officer Vinícius Santana from Officer José Geraldo Franco Ortiz Junior, who will hold on such responsibility until the investiture of Officer Vinícius Santana; and (ii) the responsibility for the daily information supply – BACEN Resolution No. 208/22 has been assigned to Officer Marina Fagundes Bellini on June 1, 2023.

3. It was also recorded that the other positions and responsibilities in the Board of Officers have not changed.

4. Finally, it was recorded that the review of the Policy for the Disclosure of Material Acts or Facts was approved.

CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted this minute, which, after being read and approved by all, was signed. São Paulo (SP), August 31, 2023. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice President; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, César Nivaldo Gon, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes – Board members.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence